Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

January 20, 2017

VIA EDGAR

Ms. Jennifer Gowetski Senior Counsel U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Offering Statement on Form 1-A

Filed December 29, 2016

Amendment No. 1 to Offering Statement on Form 1-A

Filed January 5, 2017
File No. 024-10659

Dear Ms. Gowetski:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 19, 2017 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on December 29, 2016, and Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10659) filed with the Commission on January 5, 2017, relating to the Company’s offering of common stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing for public review Amendment No. 2 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following such comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski

Division of Corporation Finance

January 20, 2017

In addition, the Company is concurrently filing, for the Staff’s review and comment, Exhibit A to this letter, which is a draft of the Company’s revised “Dilution” disclosure to be included in a subsequent amendment to the Company’s Offering Statement on Form 1-A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

1.	We note your disclosure on page 37 that “[i]n December 2016, the Income eREIT became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A, and the Growth eREIT became the second ever issuer to raise $50 million pursuant to Regulation A.” Please supplementally provide us with support for this statement or revise.

Response to Comment No. 1

The Company respectfully notes that it has sufficiently reasonable basis to state that the Income eREIT and Growth eREIT were the first and second issuers to raise the full $50 million under Regulation A+ based on (a) the fact that no other issuer has publicly disclosed that it has raised the full $50 million, and (b) the data contained in the SEC's November 2016 white paper titled "Regulation A+: What Do We Know So Far" strongly indicates that no issuer had raised the full amount as of October 31, 2016.

However, in the interest of expediting the Staff's review, the Company has revised the disclosure on page 37 of the Amended Filing regarding the Income eREIT and the Growth eREIT as follows:

In December 2016, to our knowledge, the Income eREITTM became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A; and

In December 2016, to our knowledge, the Growth eREITTM became the second ever issuer to raise $50 million pursuant to Regulation A.

Exhibits 11.2 and 11.3

2.	Please have your auditors amend their consents to acknowledge the reference to them under the caption “Experts.”

Response to Comment No. 2

In response to the Staff’s comment, the Company’s auditors have amended their consents to acknowledge reference to them under the caption “Experts.”

Ms. Jennifer Gowetski

Division of Corporation Finance

January 20, 2017

3.	For Exhibit 11.3, please have your auditor also reference that the financial statements are “as of December 31, 2015.”

Response to Comment No. 3

In response to the Staff’s comment, the Company’s auditor has amended its consent to reference that the financial statements are “as of December 31, 2015.”

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

January 20, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

[Enclosures:]

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Corporate Secretary
Rise Companies Corp.

Matt Schoenfeld, Esq.
Goodwin Procter LLP

Ms. Jennifer Gowetski

Division of Corporation Finance

January 20, 2017

Exhibit A

DILUTION

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests (i.e., eREITsTM and Fundrise LP).

Our pro forma net tangible book value per share as of June 30, 2016 was approximately $11,480,979, or approximately $0.48 per share of our Class A Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of 200,000, 500,000 and 1,000,000 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$1 Million Raise		$2.5 Million Raise		$5 Million Raise
Price per Share	$5.00		$5.00		$5.00
Shares issued	200,000		500,000		1,000,000
Capital Raised	$1,000,000		$2,500,000		$5,000,000
Less: Estimated Offering Costs	$(500,000)		$(500,000)		$(500,000)
Net Offering Proceeds	$500,000		$2,000,000		$4,500,000
Net Tangible Book Value Pre-Offering	$11,480,979	(1)	$11,480,979	(1)	$11,480,979	(1)
Net Tangible Book Value Post-Offering	$11,980,979	(1)	$13,480,979	(1)	$15,980,979	(1)

Shares issued and outstanding Pre-Offering assuming full conversion	23,684,821	(2)	23,684,821	(2)	23,684,821	(2)
Post-Offering Shares Issued and Outstanding	23,884,821	(2)	24,184,821	(2)	24,684,821	(2)

Net tangible book value per share prior to offering	$0.48		$0.48		$0.48
Increase/(Decrease) per share attributable to new investors	$0.02		$0.07		$0.16
Net tangible book value per share after offering	$0.50		$0.56		$0.65
Dilution per share to new investors ($)	$4.50		$4.44		$4.35
Dilution per share to new investors (%)	89.97%		88.85%		87.05%

(1) Net tangible book value is based on the net tangible equity attributable to equity holders of the Company. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests (i.e., eREITs and Fundrise LP) are excluded from the Company's net tangible book value.

(2) Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued and outstanding restricted Class A Common Stock grants.

Ms. Jennifer Gowetski

Division of Corporation Finance

January 20, 2017

The following table sets forth, as of June 30, 2016, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, calculated at an assumed offering price of $5.00 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2016	1,819,775		$0.12	(2)
Class F Common Stock	2014	10,000,000		N/A	(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20

Total Common Stock Equivalents		23,684,821		$1.05
Class B Investors, assuming $5 Million raise		1,000,000		$5.00

Total After Inclusion of this Offering		24,684,821		$1.21

(1) Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2) 1,679,775 restricted shares of Class A Common Stock were issued for an effective cash price of $0.1105 per share. 140,000 restricted shares of Class A Common Stock were issued for an effective cash price of $0.19 per share.

(3) Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC Fundrise Servicing LLC, and other assets of the Company.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.